ECI TELECOM LTD.
30 Hasivim Street
Petah Tikva 49133, Israel

                July 5, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	ECI Telecom Ltd. Form F-3 Registration Statements File Nos. 333-121314 and 333-134744

Dear Ladies and Gentlemen:

The undersigned hereby respectfully requests that, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statements, together with all exhibits and amendments thereto (the “Registration Statements”) of ECI Telecom Ltd. (the “Company”) effective immediately. The Registration Statements relate to the Company’s ordinary shares.

The Company is seeking to withdraw the Registration Statements because it has decided not to effect public offerings pursuant to the Registration Statements. No securities were sold in connection with the offerings described in the Registration Statements.

Please do not hesitate to contact Ernest Wechsler of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-9211 with any questions regarding this request for withdrawal.

                    Very truly yours,

                    ECI TELECOM LTD.

                    By: /s/ Martin Ossad
               Martin Ossad
               Corporate Vice President and General Counsel